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Exhibit 12.1

EDWARDS LIFESCIENCES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in millions)
Earnings:
Income before provision for income taxes	$515.3	$391.1	$283.6	$268.2	$304.4
Add:
Fixed charges	10.7	4.9	3.5	2.7	3.1
Distributed income of equity investees	—	0.4	—	0.7	0.9

Earnings, as adjusted	$526.0	$396.4	$287.1	$271.6	$308.4

Fixed charges:
Interest expense	$9.8	$4.4	$3.1	$2.4	$2.7
Amortized premiums, discounts and capitalized expenses related to indebtedness	0.9	0.5	0.4	0.3	0.4

Fixed charges	$10.7	$4.9	$3.5	$2.7	$3.1

Ratio of earnings to fixed charges	49.3	81.0	81.2	99.9	100.4

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  Exhibit 12.1
EDWARDS LIFESCIENCES CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES